

Sheryl Walker Rainey, CTP MBA · 3rd

Treasury Management & Payments Consultant

Omaha, Nebraska, United States · Contact info

500+ connections

U.S. Bank

University of Louisville

Experience

Treasury Management & Payments Consultant
U.S. Bank
Feb 2021 – Present · 1 yr
Omaha, Nebraska, United States

Strategic Advisor
Convergence of 4 Dimensions LLC · Part-time
Jan 2020 – Present · 2 yrs 1 mo

CEO/Consulting Specialist
Building Collaboration LLC
May 2017 – Present · 4 yrs 9 mos
Louisville, Kentucky Area

Contract CEO
ImpactV, LLC
Jan 2018 – Mar 2019 · 1 yr 3 mos
Louisville, Kentucky

Establish a vision, strategy and plan for the infrastructure needed to ensure a high functioning shared services organization. Lead the efforts of a diverse team of high-performing nonprofit leaders, staff, advisory board and volunteers. Create shared and measurable goals for the common good – create, resource, scale and leverage strategies for broad investme ...see more

SVP Treasury Management, Head of Retail, Operations, Commercial Lender
Eclipse Bank
Apr 2012 – Apr 2017 · 5 yrs 1 mo
Louisville, Kentucky

Create deposit and treasury strategy including sales, product management, compliance, implementation and support. Design and implement policies and procedures for treasury management and retail including wires, ACH, internet banking, remote deposit, commercial internet banking, sweep products, CDARS, merchant processing, commercial credi ...see more

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Education

University of Louisville
MBA, Business
2005 – 2008

University of Kentucky
Bachelor of Business Administration - BBA, Business
1999 – 2003

Licenses & certifications

Certified Treasury Professional
Association of Financial Professionals
Issued Jan 2005 · No Expiration Date

See credential

Lean Six Sigma - Yellow Belt
Fifth Third Bank

Volunteer experience

Transport Coordinator and Adoptions
Wild Angels Canine Rescue
Jan 2015 – Present • 7 yrs 1 mo
Animal Welfare

Driver and Meal Delivery
Senior Care Experts
Apr 2012 – Mar 2020 • 8 yrs
Social Services

Board Member
Pets4Life Louisville
Jan 2016 – Present • 6 yrs 1 mo
Animal Welfare

Pets4Life is a nonprofit mobile vet clinic that offers low-cost services to pets in underserved communities in and around Louisville.

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